UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION OF PRESENTATION ENTITLED, “HIKARI COLLABORATION MODEL”

On May 13, 2014, the registrant filed with the Tokyo Stock Exchange its presentation entitled, “Hikari Collaboration Model.”

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: May 13, 2014

“Hikari Collaboration Model”

- Contributing to the Creation of New Value -

May 13, 2014

Stimulation of the ICT Market by Creating New Value

Japan faces a variety of issues such as an aging society and environmental and energy issues, while solutions using ICT tend to lag behind.

NTT East and NTT West have built the most advanced optical fiber access infrastructure in the world.

However, the growth in the fiber service market is slowing down, and fixed and mobile converged services are still developing.

NTT East and NTT West start wholesaling fiber access services.

Stimulate the ICT market by supporting a variety of market players to create new value

Contribute to the resolution of social issues and the enhancement of the industrial competitiveness of Japan

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

The World’s First Wholesaling of Fiber Access Services

Wholesaling fiber access services by NTT East and NTT West

The world’s first full-scale wholesaling of fiber access services

Fair provision to diverse market players in a wide variety of industries

Able to provide the service within the current legislation

(While continuing to provide facility access under the current interconnection regulations)

NTT East and NTT West support a variety of market players to create new services as a “Value Partner (Value Added Enabler)”

“Hikari* Collaboration Model”

*Hikari: optical, fiber access

- 2 - Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

“Hikari Collaboration Model”

Current Model

NTT East and NTT West directly provide fiber access services to end users.

B2C

“Hikari Collaboration Model”

A variety of market players provide their own integrated services to end users by combining their strengths with the wholesale fiber access service of NTT East and NTT West

B2B2C

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Creation of Value through Collaboration

Transportation

Environment

Health Care

Distribution

Manufacturing

Tourism

Sports/ Entertainment

Innovation by Service Collaboration

Carriers MVNOs, ISPs Companies in other industries

(NTT East, NTT West, R&D)

Value Partner

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Creation of New Value

Collaboration

Collaboration

A Sample Case of “Hikari Collaboration Model”

(Example: Health Care)

Communications service providers:

Carriers, MVNOs, ISPs provide services linking fixed and mobile communications. Players in other industries:

Players in a wide range of industries, such as medical institutions, electronics manufacturers and residential builders collaborate to provide one-stop services supporting a healthy lifestyle.

Health Monitoring Remote diagnosis and Exercise Dietary advice and (Vitals sensor) health consultation suggestion food delivery

Cloud Cloud Collaboration Cloud Cloud

Carrier, × Medical × Electronics × Residential × Fitness × Restaurant / MVNO, ISP institution manufacturer builder club Catering company

Wholesaling Fiber Access Service

(NTT East, NTT West, R&D)

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Benefits of “Hikari Collaboration Model”

Benefits for service players

Possible to create new services in a variety of industries

combining their real world business with ICT, based on fixed and mobile converged communications

Benefits for end users

Possible to select innovative services through the creation of value by a variety of market players

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Schedule

FY2014 Q1 Q2 Q3 and beyond

Today Presentation of service outline by NTT East and NTT West

Service Launch

Inquiries in advance of presentation of service outline (business inquiries only)

NTT East New Business Development Headquarters 03-5359-7159 hikari_collabo@ml.east.ntt.co.jp NTT West Business Design Department 06-4793-5771 hikari_collabo@ml.hq.west.ntt.co.jp

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Next Value Partner for

Transformation of Business models and Lifestyle by

Trusted Solutions of Global, Secure, End-to-end, and Full-line ICT services